(CHECK ONE) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-17821

CUSIP NUMBER

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ALLION HEALTHCARE, INC.
Full Name of Registrant

The Care Group, Inc.
Former Name if Applicable

1660 Walt Whitman Road, Suite 105
Address of Principal Executive Office (Street and Number)

Melville, NY 11747
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As a result of Allion’s acquisitions in the first quarter of 2005 of North American Home Health Service, Inc. and Specialty Pharmacies, Inc., which were significant to its business, and its decision to discontinue its Austin, Texas operations in March 2005, certain financial, accounting and other information necessary for the accurate and full completion of Allion’s Quarterly Report on Form 10-Q could not be compiled, reviewed (including the requisite review by Allion’s outside auditors) and finalized within the time period prescribed. The two acquired companies were not public reporting companies. Allion expects to file its Quarterly Report on Form 10-Q within five days.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James G. Spencer	(631)	870-5126
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ YES ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In March 2005, we decided to cease operating our Austin. Texas distribution center and will present the results of the Texas distribution facility as “discontinued operations” so that period to period results will be comparable. In addition, our acquisitions of North American Home Health Supply, Inc. (“NAHH”) and Specialty Pharmacies, Inc. (“SPI”) in the first quarter of 2005 have significantly impacted our financial results. In the first quarter of 2005, we recorded net income of $13,096, as compared to a loss of $676,916 in the same period in 2004. For the three months ended March 31, 2005, our gross profit increased to $3,573,603 from $1,563,666 for the three months ended March 31, 2004 primarily because of our acquisition of NAHH, which had a gross margin of 35% during the first quarter of 2005. Our net sales for the three months ended March 31, 2005 increased to $22,695,749 from $13,350,479 for the three months ended March 31, 2004, an increase of approximately 70%, which was primarily attributable to our acquisition of NAHH and SPI as well as an increase in new patients in New York, California and Florida. Selling, general and administrative expenses for the three months ended March 31, 2005 were $3,448,228 as compared to $2,098,595 for the three months ended March 31, 2004, but as a percentage of sales they declined to 15.2% for the first quarter of 2005 from 15.7% for the same period in 2004. Our operating income for the three months ended March 31, 2005 was $125,375 as compared to a loss of $534,929 for the three months ended March 31, 2004. The acquisitions of NAHH and SPI which contributed $358,000 of operating income in the first quarter of 2005.

Allion Healthcare, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2005	By:	/s/ James G. Spencer
James G. Spencer
Chief Financial Officer, Secretary and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).